SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                                NTL Incorporated
                                 (Name of Issuer)

                          Common Stock, par value $.01
                          (Title of Class of Securities)

                                    629407107
                                  (CUSIP Number)

                                  May 19, 2000
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 15,480,142 shares, which constitutes approximately 10.7% of the 144,080,074 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 142,294,360 shares outstanding.

CUSIP No. 629407107

1.   Name of Reporting Person:

     Prime 66 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 13,349,999
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 13,349,999
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,625,509 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 10.2% (2)

12.  Type of Reporting Person: PN

----------
(1) Includes 1,275,510 shares obtainable on conversion of $50,000,000 principal amount of the Issuer's 7.00% Convertible Subordinated Notes due 2008 (the "Bonds").

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 143,569,870.

CUSIP No. 629407107

1.   Name of Reporting Person:

     Composite 66, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     344,429 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0.2%

12.  Type of Reporting Person: PN
----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(c), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

CUSIP No. 629407107

1.   Name of Reporting Person:

     H & S Partners I

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     510,204 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4% (3)


12.  Type of Reporting Person: PN
----------
(1) Represents shares obtainable on conversion of $20,000,000 principal amount of the Issuer's 7.00% Convertible Subordinated Notes due 2008.

(2) Pursuant to Rule 13d-3(d)(1)(i)(c), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 142,804,564.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated May 14, 1998, as amended by Amendment No. 1 dated February 5, 1999, as amended by Amendment No. 2 dated February 19, 1999, as amended by Amendment No. 3 dated February 11, 2000 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of NTL Incorporated (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     Prime

     The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,625,509, which constitutes approximately 10.2% of the 143,569,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i). This includes 13,349,999 shares of the Stock and 1,275,510 shares of the Stock obtainable upon conversion of $50,000,000 principal amount of the Bonds held by Prime.

     Composite

     The aggregate number of shares of the Stock that Composite is the beneficial owner of, pursuant to Rule 13d-3, is 344,429, which constitutes approximately 0.2% of the outstanding shares of Stock.

     H&S

     The aggregate number of shares of the Stock that H&S may be deemed to be the beneficial owner of is 510,204, obtainable upon conversion of $20,000,000 principal amount of the Bonds held by H&S, which constitutes 0.4% of the 142,804,564 shares of Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of Prime and Composite and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d 3 of the Act, be deemed to be the beneficial owner of 14,969,938 shares of the Stock, which constitutes approximately 10.4% of the 143,569,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,969,938 shares of the Stock, which constitutes approximately 10.4% of the 143,569,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In its capacity as one of two general partners of Prime and Composite, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,969,938 shares of the Stock, which constitutes approximately 10.4% of the 143,569,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,969,938 shares of the Stock, which constitutes approximately 10.4% of the 143,569,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,969,938 shares of the Stock, which constitutes approximately 10.4% of the 143,569,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     Each of (1) HBST and (2) SBST, as the two general partners of H&S, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 510,204 shares of the Stock, which constitutes approximately 0.4% of the 142,804,564 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     Each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 510,204 of the Stock, which constitutes approximately 0.4% of the 142,804,564 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Prime

     Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,349,999 shares of the Stock.

     Composite

     Composite has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     H&S

     H&S has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime and Composite, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 13,349,999 shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 13,349,999 shares of the Stock.

     In its capacity as one of two general partners of Prime and Composite, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 13,349,999 shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 13,349,999 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 13,349,999 shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED:     May 24, 2000


                         PRIME 66 PARTNERS, L.P.

                         By:  P-66, INC.,
                              general partner

                              By: /s/ W.R. Cotham
                                 W.R. Cotham, Vice President


                         By:  P-66 GENPAR, L.P.,
                              general partner

                              By:  Carmel Land & Cattle Co.,
                                   general partner

                                   By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President


                         COMPOSITE 66, L.P.

                         By:  P-66, INC.,
                              general partner

                              By: /s/ W.R. Cotham
                                 W.R. Cotham, Vice President


                         By:  P-66 GENPAR, L.P.,
                              general partner

                              By:  Carmel Land & Cattle Co.,
                                   general partner

                                   By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice President






                         H & S PARTNERS I

                         By:  HYATT ANNE BASS SUCCESSOR TRUST,
                              general partner

                         By:  SAMANTHA SIMS BASS SUCCESSOR TRUST,
                              general partner

                              By:  Panther City Investment Company,
                                     Trustee

                                   By: /s/ W.R. Cotham
                                        W.R. Cotham, President

                              EXHIBIT INDEX


EXHIBIT             DESCRIPTION


24.1 Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P., previously filed.

24.2 Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P. and Composite 66, L.P., previously filed.

24.3 Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of H & S Partners I, previously filed.